Sahir Surmeli | 617 348 3013 | ssurmeli@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

April 28, 2014

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director
Erin Jaskot
John Cash
Kevin Stertzel
David Korvin

Re:	Aspen Aerogels, Inc.

Draft Registration Statement on Form S-1

Submitted March 25, 2014

CIK No. 0001145986

Ladies and Gentlemen:

We are submitting this letter on behalf of Aspen Aerogels, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2014 (the “Comment Letter”) from Pamela A. Long, Assistant Director, to John F. Fairbanks, the Company’s Vice President, Chief Financial Officer and Treasurer, relating to the above-referenced draft registration statement on Form S-1 of the Company initially submitted with the Commission on March 25, 2014 on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act (the “Initial Confidential Submission”). In conjunction with this letter, the Company is making amendments to the draft registration statement contained in the Initial Confidential Submission and making its initial public filing of a registration statement on Form S-1 dated the date hereof (the “Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

We are providing by overnight delivery to Ms. Erin Jaskot of the Staff five courtesy copies of this letter and copies of the Registration Statement that have been marked to show changes from the Initial Confidential Submission.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is making its initial public filing of the Registration Statement in conjunction with this letter.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will properly mark any information for which the Company may request confidential treatment pursuant to Rule 83.

3.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will supplementally provide an estimated range of the expected offering price as soon as practicable. The Company further acknowledges that because of the effect of the price range on disclosure throughout the document, the Staff may have additional comments once a price range is provided.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

4.	We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and is filing additional Exhibits 10.1.2 through 10.1.9, 10.5, 10.17, 23.1 and 23.3 with the Registration Statement as well as an additional amendment dated as of March 31, 2014 to its loan and security agreement with Silicon Valley Bank in Exhibit 10.4. The Company is also filing the exhibits previously submitted with the Initial Confidential Submission. The Company will file the remaining exhibits as soon as practicable and further acknowledges that the Staff will need adequate time to review these materials before effectiveness.

5.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide to the Staff a copy of any artwork or other graphics that it intends to use in the prospectus as soon as practicable.

6.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Response: The Company acknowledges the Staff’s comment and advises the Staff that a review of the underwriting terms is currently pending before FINRA. Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the FINRA clearance letter or arrange for a call from FINRA informing the Staff that FINRA has no additional concerns.

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that it is supplementally providing the Staff with copies of the written communications provided to (but not retained by) potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). Further, based upon information received by the Company from the underwriters identified in the Registration Statement, the Company respectfully advises the Staff that no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is or will be a participant in the offering.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Table of Contents, page i

8.	Please remove the sentence in the paragraph under the table of contents that advises investors that information is current only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: In response to the Staff’s comment, the Company has revised page i of the Registration Statement to remove the sentence that advises investors that information is current only as of the date of the prospectus.

Our Core Market, page 2

9.	We note your statement that your two principal products are used by “most” of the world’s largest oil producers, refiners and petrochemical companies. In addition, we note that you cite specific numbers of end users of your products for each of the major end markets, such as 24 of the world’s largest 25 refining companies using your aerogel blankets. Please tell us how you determined this data, including whether these are estimates based on your reasonable belief, as suggested by your disclosure under “Information about End-Use Customers” on page ii. To the extent this disclosure represents estimates, please clearly disclose this fact here and elsewhere where you discuss your end-use customers. Please also tell us how you selected which companies to highlight specifically (such as ExxonMobil, Petrobras, Chevron, etc.). For example, please tell us whether it is by contribution to total revenue, largest customer in each end market, or some other method.

Response: In response to the Staff’s comment, the Company has revised the disclosure that its two principal products are used by “most” of the world’s largest oil producers, refiners and petrochemical companies to now state “many” wherever such statement appears in the Registration Statement. This statement is based on (a) information provided directly to the Company by end-use customers or by direct customers of the Company that installed the products at the end-use customer location and (b) third party data, described below, identifying the world’s largest oil producing companies, refining companies and petrochemical companies. As noted on page ii of the Registration Statement, the Company does not have information about the exact quantities or end markets in which its products will be used or for what purposes. However, the Company engages in regular communications with certain end users of its products, and such communications allow it to confirm that such end users use its products. The Company has been informed that the products are in use by each of the companies identified by name as an end user under the subheading “Our Core Market” in the “Prospectus Summary” in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

With respect to the other entities comprising the largest oil producing companies, refiners and petrochemical companies described under the subheading “Our Core Market” in the “Prospectus Summary” in the Registration Statement, some of the information is based on the Company’s belief based on information other than direct end user confirmation. Accordingly, the Company has revised the disclosure under the subheading “Our Core Market” in the “Prospectus Summary” to reflect that such information is based on the Company’s belief.

The Company respectfully submits that, based on the Company’s belief with respect to its end-use customers and the data described below, one or both of the Company’s two principal products are in use at 24 of the world’s largest 25 refining companies, 19 of the world’s 20 largest petrochemical companies and 14 of the world’s largest 20 oil producing companies. The world’s largest 25 refining companies were identified in Oil and Gas Journal’s “Refinery Survey” dated December 2, 2013, which lists the world’s largest refining companies ranked by crude capacity. The world’s 20 largest petrochemical companies were identified in Chemical & Engineering News’s “Global 50” ranking dated July 29, 2013, which lists the world’s largest petrochemical companies ranked by chemical sales. The world’s largest 20 oil producing companies were identified in “The World’s Biggest Oil Companies” by Christopher Helman, Forbes, dated November 17, 2013, which lists the world’s largest oil producing companies ranked by production volume. In conjunction with this letter, the Company is supplementally submitting a copy of these surveys to the Staff.

The Company respectfully informs the Staff that the companies that are specifically highlighted as end-use customers in each end-market category listed under the subheading “Our Core Market” in the “Prospectus Summary” in the Registration Statement are the companies that the Company believes are its largest end-use customers, based on total Company revenue in 2013. In each case, the companies are listed in order of estimated revenue, with the largest listed first. In addition, with respect to the offshore oil production end market, the Company also identified by name its largest contractor direct customer, Technip, because Technip is the Company’s largest contractor direct customer and because of the role the Company believes that Technip plays in the selection of the Company’s products for use in subsea projects.

10.	We note that you commissioned the research report by Freedonia Custom Research, Inc. Please file a consent from Freedonia pursuant to Rule 436 of Regulation C of the Securities Act or, in the alternative, please tell us why you do not believe you are required to do so.

Response: The Company respectfully advises the Staff that it has filed a consent from Freedonia Custom Research, Inc. as Exhibit 23.3 to the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

11.	We note that you cite various industry and scientific statistics, but do not always fully identify the source of the statistics. For example, we note your statement that “[a]ccording to Valero, world refining capacity is projected to increase… ” but you do not identify Valero or the report used to obtain such information, including the date of the report. This is just one example. Please revise your disclosure throughout.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 2, 3, 4, 84, 85, 86 and 89 to identify the publications and reports used to support industry and scientific statistics, including the dates of such publications and reports.

Prospectus Summary, page 1

12.	Please add a cross reference to your introductory paragraph referencing where the glossary can be located. Although you have included a glossary of energy industry terms in Appendix A, please provide context for such terms where they are first used so that an investor may understand your use of such terms. For example, we note your use of abbreviations for certain measurements, such as on page two where you disclose that world refining capacity is “expected to increase approximately 1.5MMBbl/d on average per year from 2013 to 2017.” Without further context, the meaning of this statement is unclear. Please revise your disclosure throughout your prospectus as appropriate.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 1 to include a cross reference where the glossary can be located and on pages 1, 2, 3, 87, 93 and 98 to provide context for terms listed in the glossary when such terms are first used so that an investor may understand the use of such terms.

Overview, page 1

13.	We note that you highlight your compound annual revenue growth rate and your total revenue since inception in the third paragraph of the summary. Please balance this disclosure by also prominently disclosing that you have incurred net losses each year since your inception, your total accumulated deficit, that you expect to continue to incur operating losses, and that your independent registered public accounting firm’s report expresses substantial doubt about your ability to continue as a going concern.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the third paragraph on page 1 of the Registration Statement to add disclosure that the Company has incurred and expects to continue to incur annual operating losses. In addition, the Company revised the third paragraph of page 1 of the Registration Statement to add that the Company has an accumulated deficit of $332.8 million at December 31, 2013. Further, the Company added additional disclosure in the “Prospectus Summary” under the heading “—Risks Related to Our Business” to highlight that the report of the Company’s registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern. The going concern issue noted by the Company’s auditors does not factor in the effect of this proposed offering and assumes the Company is required to repay certain indebtedness from other sources. The

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Company has added the going concern risk factor as the third bullet, following the risk factors regarding net losses and the Company’s uncertain ability to generate positive cash flow, because the Company does not anticipate any remaining risk related to its ability to continue as a going concern upon completion of this proposed offering and so believes this order is appropriate. In order to mirror this order in the Registration Statement under the heading “Risk Factors,” the Company has also moved the full risk factor related to this matter from the 36th risk factor identified to the third risk factor identified in the Registration Statement under the heading “Risk Factors — Risks Related to Our Business and Strategy.”

The Offering, page 8

14.	To the extent you are dependent on the proceeds of this offering to repay the amount outstanding under your revolving line of credit, which is due June 2014, please clearly state this fact.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company does not believe it is dependent on the proceeds of this offering to repay the amount outstanding under its revolving line of credit. The Company is pursuing a range of alternatives for repayment in the event that this offering does not occur, including through a new revolving line of credit, extension of the existing revolving line of credit, or the issuance of additional debt or private equity. In addition, the Company has already extended the term of the existing revolving line of credit so that it is now due in July 2014, rather than June 2014, and the Company has revised the disclosure in the Registration Statement on pages 8, 25, 41, 68, 69, 72, 82, 146, F-9, F-25 and F-39 to so reflect.

Risk Factors page 14

Our contracts with U.S. government agencies may not be funded by future…, page 27

15.	Please disclose the percentage of your revenues that are from your contracts with U.S. government agencies so that investors may understand the significance of this risk.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 27 to disclose the percentage of the Company’s revenues that are derived from its contracts with U.S. government agencies.

Use of Proceeds, page 41

16.	Please disclose the amount of other funds necessary to accomplish the purposes for which the proceeds of the offering are to be used, including the sources of such funds. See Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 41.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Business, page 83

17.	Please include the financial information about geographic areas that is required by Item 101(d) of Regulation S-K or include a cross-reference to this data in the financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 84 to include the financial information about geographic areas that is required by Item 101(d) of Regulation S-K.

Markets, page 84

18.	With respect to the chart on page 87, please supplementally tell us how you determined that your choices of illustrative project sizes for the different types of plants were appropriate.

Response: The Company respectfully advises the Staff that it used the following process to determine that its choices of illustrative project sizes for the different types of plants were appropriate. The Company reviewed public reports of each type of project over the past three years using public sources such as Oil & Gas Journal, Bloomberg and Power Engineering. These sources provided estimates as to the project cost and production capacity for each such project. Based on this review of public sources, the Company identified three to five projects in each category that the Company believed to be representative of the project type, disregarding projects that (i) were either unusually small or unusually large or (ii) included large amounts of additional project costs that did not appear to be directly part of the facility (for example, roads or other unrelated infrastructure). For each such sample, the Company then calculated the mean project size and rounded down in order to determine the illustrative project size for that project type. In conjunction with this letter, the Company is supplementally submitting a list of the projects considered and copy of the applicable public sources regarding those projects.

19.	We note your disclosure on page 87 that the chart of revenue opportunity estimates is “consistent with your [historical] approach.” However, one liquefaction project, which you predict will generate $37 million of revenue, is considerably higher than any project you have listed. Please clarify whether you have previously derived similar revenue from liquefaction plant projects or, if not, why you think you will be able to do so in the future.

Response: The Company has revised the disclosure on page 87 to reflect that it has not engaged in a new-build or large capacity expansion project at a liquefaction plant, and as such, does not have historical experience in this regard. However, based on the sources described in the response to Comment 18 above, the Company believes the illustrative revenue opportunity from such a project of the scale described in the chart on page 87 would approximate $37 million.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Our Solution, page 88

20.	In order to allow investors to better assess your growth prospects, please consider disclosing the life cycle range of your key products in the various applications for which they are employed. For example, we note your products are used in energy insulation markets. It’s not clear if your products are capable of performing as intended for the entire life of the energy infrastructure assets or if your products will need to be replaced at regular periodic intervals. Consequently, it’s not clear if your sales are dependent upon new installations of your products at locations where your product is not currently employed or if your business will periodically generate sales from repeat business at locations where your product is currently installed.

Response: The Company respectfully acknowledges the comment. Substantially all of the Company’s product revenue to date has been, and over the next several years the Company believes substantially all of its product revenue will be, derived from new construction, major capital expansion projects and maintenance on facilities using traditional insulation materials where, in each case, the Company’s products have not been replacing the Company’s previously installed insulation.

The Company respectfully informs the Staff that although the Company’s insulation products and competitive materials are designed to last more than 10 years, the Company believes that end-use customers utilizing insulation in large-scale energy infrastructure facilities routinely remove and replace insulation materials in advance of such periods as part of their ongoing maintenance and operational cycles at such facilities. As a result, in the longer term, the Company does expect that there will be sales opportunities in connection with the replacement of its previously installed aerogel products, however, these will be based on the maintenance schedules and needs of the Company’s end users. Consequently, the Company is currently unable to estimate the timing or scope of such opportunities, although the Company does not believe that its business in dependent on such opportunities. The Company has added additional disclosure on page 89 to indicate that substantially all of its product revenue to date has been, and over the next several years will be, derived from new construction, major capital expansion projects and maintenance on facilities using traditional insulation materials where, in each case, the Company’s products have not been replacing previously installed Aspen Aerogels insulation.

Intellectual Property, page 101

21.	We note your disclosure regarding certain patents that you consider important to your business and their expiration dates. Please disclose the particular patents and their importance to your business. See Item 101(c)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 101 to disclose the patents that the Company considers important to its business.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Competition, page 103

22.	Please supplementally disclose how you determined that your “market share has grown at a rapid rate in recent years” in the second paragraph on page 104. We note that your market share of the energy infrastructure market in 2010 was 1.8% and in 2013 it was 3.1%.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 104 to delete this statement.

Executive and Director Compensation, page 114

Narrative Disclosure to Summary Compensation Table, page 115

23.	Please disclose the material terms of the option awards made in 2013. Please also indicate the portion of the 2013 option awards attributable to new grants versus the portion issued in exchange for the forfeiture of options. See Item 402(o)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 116 and has also added similar disclosure with regards to director compensation on page 124.

Certain Relationships and Related Persons, Transactions, page 126

Convertible Notes and Warranty Financings, page 126

24.	Please disclose Arcapita Venture I Limited’s discount rate for shares or provide a cross-reference where the discount factor can be found in the financial notes for the December 2011 Convertible Note Financing, the June 2012 Convertible Note Financing, and the 2013 Convertible Note and Warrant Financing. Additionally, please ensure that this reference is reflected in your principal stockholders table. See Item 404(a)(6) of Regulation S-K.

Response: The Company respectfully informs the Staff that the Company issued non-interest bearing notes to Arcapita Ventures I Limited (“Arcapita”) due to investment restrictions on Arcapita’s ability to acquire interest-bearing securities, but these notes were intended to yield the same economic result upon an initial public offering as the interest-bearing convertible notes issued to investors who are not subject to such restrictions.

For the holders of interest-bearing convertible notes, the total dollar amount being converted varies daily because the interest accrued on such principal is also converted into shares of common stock, but the discount rate of 62.5% for the entire principal and interest amount being converted shares of common stock is fixed. For Arcapita, the total dollar amount of

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

notes it will cancel in exchange for acquiring the Company’s common stock remains fixed because the notes do not bear interest. However, the discount rate varies daily and the variation in discount rate is formulated so as to result in the same aggregate number of shares being acquired by Arcapita for each fixed amount of principal as would be acquired by a holder of the interest-bearing convertible notes for the same amount of principal (and the concurrent conversion of the interest accrued on such principal). In order to achieve this result, the discount rate for the exchange of shares of common stock by Arcapita at the time of an initial public offering by the Company is calculated based on a formula comprised of two components. The first component of the discount rate is the same discount rate applicable to the interest-bearing notes that were issued on such date to the other note holders, which is currently, and will remain at, 62.5%. The second component results in additional discount that accretes on a daily basis and which ensures Arcapita receives additional shares, despite having not accrued any interest on its non-interest-bearing note, such that the number of shares of common stock received by Arcapita equal the number of shares of common stock into which an interest-bearing convertible note (which accrue interest at 8% per annum) of equal principal amount and of same issue date would have converted.

Because the Arcapita discount rate varies daily and because the end result of the variance is to yield an equivalent number of shares to the number of shares issuable to the interest-bearing convertible notes upon conversion of the same principal amount and their associated accrued interest, the Company respectfully submits that a presentation of the full list of possible Arcapita discount rates, which includes a separate rate for each date between the date of issuance and the maturity date of the notes, would not be meaningful to an investor and may be confusing. Instead, the Company respectfully submits that the discussion indicating that Arcapita will receive approximately the number of shares it would have received had it held the same interest-bearing convertible notes as the other note holders is a more useful discussion of how the shares of common stock to be issued to Arcapita will be determined.

However, in order to provide more clarity to investors regarding the Arcapita notes, the Company has made the following revisions to its disclosure in the Registration Statement:

•	Under the heading “Certain Relationships and Related Person Transactions” on pages 129 to 131, the Company has clarified that Arcapita’s receipt of shares of the Company’s common stock upon completion of the proposed offering in exchange for the cancellation of the notes issued to Arcapita will be at a discount rate that would result in Arcapita receiving an amount of shares of common stock equivalent to a convertible note that bore interest at the same interest rate and converted at the same conversion price as the Company’s convertible notes.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

•	Under the heading “Certain Relationships and Related Person Transactions” on pages 129 to 131, the Company has provided the discount rate for each outstanding Arcapita note as of an assumed closing date of the Company’s proposed public offering.

•	Under the heading “Principal Stockholders” on page 134, the Company has revised the discussion prior to the principal stockholder table to state that Arcapita’s receipt of shares of the Company’s common stock upon completion of the proposed offering in exchange for the cancellation of the notes issued to Arcapita will be at a discount rate that would result in Arcapita receiving an amount of shares of common stock equivalent to a convertible note that bore interest at the same interest rate and converted at the same conversion price as the Company’s convertible notes.

25.	We note your disclosure that Arcapita Ventures I Limited will purchase common stock immediately prior to the offering based on the initial public offering price, subject to a discount factor. Please advise whether Arcapita Ventures I Limited will purchase shares that are being registered on this registration statement, or if it is purchasing shares in a separate private placement, or otherwise. Please also advise whether the arrangement for Arcapita to purchase shares based on the initial public offering price was negotiated at the time of the various convertible note financings or at some other time.

Response: The Company respectfully informs the Staff that in order to ensure that each non-interest-bearing note held by Arcapita Ventures I Limited (“Arcapita”) provides the same economic result as the interest bearing, convertible notes held by the other note holders who participated in each such simultaneous convertible note financing, Arcapita agreed at the time of the purchase of each note that upon the Company’s initial public offering, each such note will be cancelled and Arcapita will receive a number of shares of common stock determined using the formula described above in the Company’s response to Comment No. 24. The result of such formula is that Arcapita will purchase the same number of shares of common stock as the number of shares of common stock into which an interest-bearing, convertible note, issued at the same time and for the same principal amount as the respective Arcapita note, would convert. Each of these agreements was negotiated and entered into by the Company and Arcapita simultaneously with the respective convertible note financing and the issuance of the respective Arcapita note. The sale of shares of common stock to be purchased by Arcapita is not being registered pursuant to the Registration Statement. Instead, such sale will be made by means of a private placement pursuant to Section 4(a)(2) of the Securities Act.

Principal Stockholders, page 132

26.	We note that footnote (2) to the principal stockholders table includes a third romanette but discloses only two transactions. Please disclose the third transaction or revise this footnote to reflect that there are only two relevant transactions with respect to GKFF Ventures I, LLC’s stock ownership.

Response: In response to the Staff’s comment, the Company has revised footnote (2) on page 135 to reflect there are only two relevant transactions with respect to GKFF Ventures I, LLC’s beneficial ownership.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Financial Statements

Note (2) – Summary of Basis of Presentation and Significant Accounting Policies, page F-9

Inventories – Page F-11

27.	We note your policy disclosure indicates you allocate manufacturing overheads to the cost of conversion based on normal capacity of the company’s production facility. We note elsewhere in your document that your production capacity since March 2011 is currently 40-44 million square feet of aerogel blankets. However, we note your actual production in the years presented may have been substantially less than your stated production capacity during those periods. Please tell us how you have considered the guidance of ASC 330-10-30-6 in your determination of costs allocated to inventory.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with valuing inventories, the Company allocates (i) variable production overhead to each unit of production based on the actual use of the production facilities and (ii) fixed production overhead to the costs of conversion based on the normal capacity of the production facility.

At each reporting period, the Company analyzes actual manufacturing compared to normal capacity of the production facility. For periods where actual manufacturing results in an abnormally low or idle production capacity, the Company expenses excess fixed overhead costs as a period cost. For periods where actual manufacturing results exceed normal capacity, the Company decreases the amount of fixed overhead per unit so that inventories are not measured above cost.

During the years ended December 31, 2011 and 2012, the Company ascertained that actual production levels fell below its normal capacity. As a result, the excess fixed overhead was recognized as an expense in the period in which it was incurred. During the year ended December 31, 2013, the Company met and exceeded normal capacity. As a result, the amount of fixed overhead allocated to each unit of production was decreased and inventories were not measured at above cost.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

Subsequent Events

28.	We are unable to locate a footnote within your financial statements indicating you have evaluated subsequent events, including the date through which subsequent events have been evaluated. Please refer to ASC 855-10-50-1 and provide the requisite disclosures.

Response: In response to the Staff’s comment, the Company has added Note 20 “Subsequent Events” to the Company’s consolidated financial statements included in the Registration Statement to properly disclose that the Company had evaluated subsequent events up through March 25, 2014 which was the date the consolidated financial statements were issued. The Company has also updated the disclosure to appropriately disclose events that have occurred subsequent to the initial filing.

Exhibit Index

29.	We note you plan to request confidential treatment for Exhibit 10.17. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will accelerate the effective date of your registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has filed the Cross License Agreement dated as of April 1, 2006 by and between Cabot Corporation and the Company, as amended, as Exhibit 10.17 to the Registration Statement and is submitting a confidential treatment request with regards to Exhibit 10.17 in conjunction with this letter.

30.	We note you have filed Exhibit 10.1.1 as Exhibit 10.11 and Exhibit 10.11 as Exhibit 10.1.1. Please correctly file these exhibits in your next filing.

Response: In response to the Staff’s comment, the Company respectively advises that it has revised the exhibits such that it has correctly filed Exhibits 10.1.1 and Exhibit 10.11 with the Registration Statement.

*        *        *         *        *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 28, 2014

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions reflected in the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, Thomas R. Burton III or John T. Rudy of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Sahir Surmeli
Sahir Surmeli

cc:	Securities and Exchange Commission
Erin Jaskot
John Cash
Kevin Stertzel
David Korvin

Aspen Aerogels, Inc.
Donald R. Young
John F. Fairbanks

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Thomas R. Burton III
John T. Rudy

Simpson Thacher & Bartlett LLP
Roxane Reardon
Benjamin Wells

KPMG LLP
Kristin L. Fraser